SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 31, 2022.

Autonomous City of Buenos Aires, March 31st 2022.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Re.: Relevant event.

We write to you in order to inform that on the date hereof the Board of Directors received a letter from Messrs. Delfín Jorge Ezequiel Carballo, as shareholder of Banco Macro S.A., and Roberto Dominguez, as Chairman of the Board of Banco de Servicios y Transacciones S.A. -trustee of the shareholder of Banco Macro S.A. Fideicomiso de Garantía JHB BMA-, by which they advised the Board that, at the next General and Special Shareholders’ Meeting to be held by the Bank, at which the shareholders shall discuss among other matters the appointment of new members of the Board, they intend to nominate Messrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and Fabián Alejandro de Paul as regular directors to hold office for three fiscal years and Messrs. Alan Whamond and Santiago Horacio Seeber, as alternate directors to hold office for three fiscal years.

We further inform that, on the date hereof, the Bank also received a letter from the shareholder FGS ANSES communicating its intention to nominate in such meeting of shareholders Mr. Guillermo Merediz as regular director for three fiscal years and Mr. Juan Santiago Fraschina as alternate director for three fiscal years as well.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer